

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 15, 2021

Eric Singer
Investment Manager
VIEX Opportunities Fund, LP – Series One
323 Sunny Isles Blvd, Suite 700
Sunny Isles Beach, Florida 33160

     Re: **KVH Industries, Inc.**
             PREC14A preliminary proxy statement filing made on Schedule 14A
             Filed on April 9, 2021 by VIEX Opportunities Fund, LP – Series One et al.
             File No. 000-28082

Dear Mr. Singer,

     We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so that we may better understand the disclosure.

     Please respond to this letter by amending the filing and/or by providing the requested information. After reviewing any amendment to the filing and any information provided in reply to these comments, we may have additional comments. If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.

Preliminary Proxy Statement filed on Schedule 14A

General

1. Please advise us if the participants anticipate distributing their proxy statement before the registrant distributes its proxy statement. Given that reliance on Rule 14a-5(c) is impermissible at any time before the registrant distributes its proxy statement, the participants will accept all legal risk in connection with distributing the initial definitive proxy statement without all required disclosures. Please confirm the participants understand their obligation to subsequently provide any omitted information in a supplement in order to mitigate that risk to the extent it arises in the context of this solicitation.

2. The disclosure at page two indicates that "[a]s of the date hereof, VIEX collectively owns [ ] 968,008 shares of Common Stock." Assuming that the term "hereof" as used in this context relates to the approximate date upon which the proxy statement is expected to be mailed, and that date is at present unknown, please advise us how this amount will be affirmed.

3. The disclosure at page 11 indicates that "[e]ach Nominees may be deemed to be a member of a 'group' together with the other Participants for the purposes of Section 13(d)(3) of the Exchange Act…" Given the existence of the "Group Agreement" executed on January 14, 2021, it appears the nominees indisputably are members of a group as distinguished from only being "deemed to be" a member of a group. Please revise to remove the implication that uncertainty exists as to whether the nominees are in fact members of a group.

Form of Proxy

4. Please refer to the following representation: "If properly executed, this Proxy will be voted as directed on the reverse…" Please revise to clarify the meaning of "on the reverse" so that security holders will not have to infer the intent is to refer to the "reverse side" of the form.

     We remind you that the participants are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or inaction by the staff.

     You may contact me at (202) 551-3266 with any questions.

     Sincerely,

     /s/ Nicholas P. Panos

     Nicholas P. Panos
     Senior Special Counsel
     Office of Mergers & Acquisitions

cc: Elizabeth Gonzalez-Sussman, Esq.